                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 4                                                      OMB APPROVAL
                                                   -----------------------------
[X] Check this box if no longer                    OMB NUMBER:             3235-
    subject to Section 16. Form 4                  Expires:         December 31,
    or Form 5 obligations may                      Estimated average burden
    continue. SEE Instruction 1(b).                hours per response ..........
                                                   -----------------------------


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person

   Blumenthal                          John
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   (Last)                             (First)                         (Middle)

                           4432 E. Emigration Canyon
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                                      (Street)

   Salt Lake City                      Utah                            84108
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   (City)                             (State)                          (Zip)


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2. Issuer Name and Ticker or Trading Symbol

                        Sundog Technologies Inc.; SUDG
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   January 2000
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5. If Amendment, Date of Original   (Month/Year)


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6. Relationship of Reporting Person to Issuer
       (Check all applicable)


                  Director                   X     10% Owner
           -----                           ------

                  Officer (give                    Other (Specify
           -----           title below)    ------         below)


                   ----------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

     X    Form filed by One Reporting Person
   -----

          Form filed by More than One Reporting Person
   -----


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
                         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security          2. Trans-   3. Trans-      4. Securities Acquired (A)    5. Amount of    6. Ownership  7. Nature
   (Instr. 3)                    action      action         or Disposed of (D)            Securities      Form:         of Indirect
                                 Date        Code                                         Beneficially    Direct        Beneficial
                                            (Instr. 8)      (Instr. 3,4 and 5)            Owned at       (D) or         Ownership
                                (Month/   ------------   --------------------------       End of Month    Indirect     (Instr. 4)
                                 Day/      Code    V      Amount   (A) or    Price       (Instr. 3       (I)
                                 Year)                             (D)                     and 4)        (Instr. 4)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

Common Stock                    1/12/00     (1)              (1)     (1)       (1)        2,856,000(1)      D
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock                    5/10/99      G            42,000      D        (2)            (2)          (2)            (2)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock                    5/12/99      G            42,000      D        (2)            (2)          (2)            (2)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                  (Print or Type Responses)


                                                                         (Over)
                                                                SEC 1473 (3-99)


                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security  2. Conversion    3. Transaction  4. Transacation   5. Number of Derivative      6. Date Exercisable
  (Instr. 3)                        or Exercise      Date            Code              Securities Acquired (A)      and Expiration
                                    Price of        (Month/Day/      (Instr. 8)        or Disposed of (D)           Date
                                    Derivative       Year)                            (Instr. 3, 4, and 5)         (Month/Day/
                                    Security                                                                        Year)
                                                                  ---------------   --------------------------   -------------------
                                                                    Code      V         (A)        (D)            Date    Expiration
                                                                                                                  Exer-   Date
                                                                                                                  cisable
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------


7. Title and Amount of    8. Price of Derivative  9. Number of Derivative     10. Ownership Form           11. Nature of Indirect
   Underlying Securities     Security (Instr. 5)     Securities Beneficially      of Derivative Security:      Beneficial Ownership
  (Instr. 3 and 4)                                   Owned at End of Month        Direct (D) or                (Instr. 4)
                                                     Instr. 4)                    Indirect (I) (Instr. 4)
------------------------
  Title      Amount or
             Number of
             Shares
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

Explanation of Responses:
(1) On January 12, 2000, the Reporting Person entered into an Agreement (the "Agreement") with Caldera Holding Company, L.C., a Utah limited liability company ("Caldera"), pursuant to which the Reporting Person agreed to grant to Caldera (i) the voting rights with respect to 700,000 shares (the "Granted Shares") of the Common Stock of the Issuer held by the Reporting Person, (ii) dispositive power with respect to the Granted Shares and (iii) the exclusive right, power and authority to grant derivative options to acquire any or all of the Granted Shares at an exercise price of $0.15 per share, the proceeds of which shall be payable to the Reporting Person. During the period that the Granted Shares remain in the possession of Caldera and prior to the time that an option is exercised for the purchase of the Granted Shares, the Reporting Person retains the right to receive any distributions and dividends made with respect to the Granted Shares.

(2) The Reporting Person disposed of 84,000 shares by bona finde gift in May of 1999 in dispositions which were exempt from Section 16(b) pursuant to Rule 16b-5. The Reporting Person does not have a direct or indirect beneficial ownership interest in any of these gifted shares.

(3) Table I includes all shares in which the Reporting Person has pecuniary interest (2,856,000). However, as a result of the Agreement and based upon shares outstanding as of January 3, 2000, the Reporting Person is no longer a 10% beneficial owner of the Common Stock of the Issuer pursuant to Rule 16a-1, as the Reporting Person only has voting or investment control over 9.3% (2,156,000) of the common stock of the Issuer. The Reporting Person is therefore no longer subject to Section 16.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).





                              /s/ John Blumenthal
                              -------------------------------
                                  John Blumenthal

                                  John Blumenthal                    2-10-00
                              -------------------------------    --------------
                              **Signature of Reporting Person         Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


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                                                                 SEC 1474 (3-99)